FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 3rd, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 1

Material Change Report dated November 3rd, 2004 attached.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: November 3rd, 2004

Exhibit 1.

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

November 3rd, 2004.

3.

News Release

News release was issued on November 3rd, 2004 and disseminated via Stock Watch News and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

The Company has today granted 5,200,000 Incentive Stock Options exercisable at $0.16 per common share to four directors and one officer of the Company. These incentive stock options have a vesting period of eighteen months and have been granted pursuant to the Company’s 2004 Stock Option Plan which has received shareholder approval at the Company’s most recent Annual General Meeting.

5.

Full Description of Material Change

The Company has today granted 5,200,000 Incentive Stock Options exercisable at $0.16 per common share to four directors and one officer of the Company. These incentive stock options have a vesting period of eighteen months and have been granted pursuant to the Company’s 2004 Stock Option Plan which has received shareholder approval at the Company’s most recent Annual General Meeting.

In this crucial period of the Company’s evolution, and in order to retain its existing, and experienced management, so as the Company may capitalize from the world wide growth of online poker games, estimated to have grown by 700% last year, the Company has granted the above Incentive Stock Options to its four directors and one officer.

In order that the Company may have an enhanced profile, increased status and credibility, Management of the Company is currently pursuing the possibilities of having the Company’s securities quoted for trading on AIM of the London Stock Exchange.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President, of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 3rd day of November, 2004.